UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: June 14, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 14, 2010, the Company issued a press release entitled "Timberline Announces Timberline Drilling Contract Extension and Provides Update on Drilling Services". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated June 14, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: June 14, 2010

By: /s/ Randal Hardy
        Randal Hardy
        Chief Executive Officer, Chief Financial Officer
        and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated June 14, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

Exhibit 99.1

PRESS RELEASE



Timberline Announces Timberline Drilling Contract Extension and Provides Update on Drilling Services

June 14, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline") is pleased to announce that its contract core drilling subsidiary, Timberline Drilling, has entered into a three-year extension to its existing underground and surface drilling contract with its largest customer. Timberline Drilling's contract now extends into 2014 which provides revenue stability and aids in the retention of quality staff and drillers by providing steady work for the company and its employees.

Timberline Drilling has also secured three contracts with junior exploration companies for drill programs beginning over the next several months, and one supplementary contract has been secured for deep-hole drilling in Nevada for the company's largest customer. Timberline Drilling will also soon commence underground resource definition drilling and surface exploration drilling at Timberline's Butte Highlands Gold Project in Montana. Additionally, the company is mobilizing a surface drill to complete an exploration drill program at Timberline's newly-acquired South Eureka property in Nevada. Timberline Drilling currently has 12 drills operating and expects to have an additional 5 drills operating within the next several weeks. The company's drill fleet includes several drills that can be used for surface or underground drilling.

Timberline's CEO, Randal Hardy, commented, "Since the economic crisis of 2008, Timberline Drilling has undergone a major transformation and has successfully focused on safely improving our operating productivity and reducing operating and administrative costs. This has allowed us to be profitable and to generate positive cash flow in each of the past four quarters. During this time period, three of the quarters were record periods in terms of earnings for Timberline Drilling. The outlook for the remainder of 2010 remains positive, and we remain focused on safety, serving our clients, and generating significant earnings and cash flow."

Mr. Hardy continued, "I'm very proud of our team at Timberline Drilling. They have done an outstanding job enhancing our productivity in a safe manner, lowering costs, and delivering superior service to our clients. We continue to improve our safety record, and we have operated in challenging, difficult environments for nearly two years without a lost time accident. The efforts of our team have made Timberline Drilling a leader in core drilling services in the western United States."

In Mexico, Timberline's drilling subsidiary, World Wide Exploration, S.A. de C.V. ("World Wide") has experienced a recent increase in demand for drill services. World Wide began the quarter with two drills operating and is currently operating four core rigs, with one additional rig expected to be operating within the next few weeks. Mr. Hardy stated, "We have worked through a number of challenges in Mexico, and we anticipate that our ongoing efforts will produce positive operating and financial results in the coming months."

About Timberline Resources Corporation

Timberline is a diversified gold company with three complementary business units: a mine in development with anticipated gold production, an active exploration division with a large, drill-tested, highly prospective project portfolio in Nevada's Battle Mountain - Eureka gold trend, and two contract core drilling subsidiaries in the U.S. and Mexico providing revenues and cash flow to the company. Timberline is focused on the evaluation and the acquisition of advanced-stage exploration opportunities, with the potential for near-term development and production. Timberline formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, at its royalty-free Butte Highlands Gold Project which commenced development in the summer of 2009 and has gold production targeted in 2011. The Management team has experience, depth, and a solid track record of achievement in building successful companies and discovering economic ore bodies. Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859